SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For August 9, 2018

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notification of managers`transactions according to article 19 MAR

Via Fax to BaFin (+49(0)228/4108-62963) and to the issuer

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr. Malte Peters

2	Reason for the notification

a)	Position/status	Member of the managing body

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	MorphoSys AG

b)	LEI	529900493806K77LRE72

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Shares ISIN DE0006632003

b)	Nature of the transaction	Purchase of 3,313 shares as part of his remuneration as member of the Managing Board (issuer’s own shares)

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		not numberable	not numberable

d)	Aggregated information

	- Aggregated volume	not numberable

	- Price	not numberable

e)	Date of the transaction	2018-08-06; UTC+2

f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: August 9, 2018	By:	/s/ Jens Holstein
Name: Jens Holstein
Title: CFO

	By:	/s/ Hans-Joachim Orlowski
Name: Hans-Joachim Orlowski
Title: Associate Director Corporate Communications and Investor Relations